					EXHIBIT 12
ASHLAND INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions)
	Years ended September 30
	2010	2011	2012	2013	2014
EARNINGS
Income from continuing operations	$7	$3	$14	$553	$72
Income tax expense (benefit)	(41)	(70)	(57)	196	(188)
Interest expense	117	105	197	208	149
Interest portion of rental expense	26	25	28	25	29
Amortization of deferred debt expense	81	26	54	65	14
Distributions less than earnings
of unconsolidated affiliates	(1)	(12)	(32)	(15)	(11)
	$189	$77	$204	$1,032	$65
FIXED CHARGES
Interest expense	$117	$105	$197	$208	$149
Interest portion of rental expense	26	25	28	25	29
Amortization of deferred debt expense	81	26	54	65	14
Capitalized interest	2	—	1	1	1
	$226	$156	$280	$299	$193
RATIO OF EARNINGS TO FIXED CHARGES	(A)	(B)	(C)	3.45	(D)

(A) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x. To achieve a ratio of 1x, additional total earnings of $37 million would have been required for the year ended September 30, 2010.

(B) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x. To achieve a ratio of 1x, additional total earnings of $79 million would have been required for the year ended September 30, 2011.

(C) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x. To achieve a ratio of 1x, additional total earnings of $76 million would have been required for the year ended September 30, 2012.

(D) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x. To achieve a ratio of 1x, additional total earnings of $128 million would have been required for the year ended September 30, 2014.